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February 3, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Alan Campbell

Joe McCann

Michael Fay

Daniel Gordon

Re:	Fractyl Health, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 12, 2022

CIK No. 0001572616

To the addressees set forth above:

On behalf of our client, Fractyl Health, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 13, 2022, relating to the Company’s Amendment No. 2 to the draft registration statement on Form S-1 submitted on January 12, 2022 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 3 to the Registration Statement (“Amendment No. 3”), together with this letter, via EDGAR submission. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 3.

February 3, 2022

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Solution: Revita, page 2

1.

We note your response to prior comment 1 and revised disclosure, including your discussion of the results of the follow-up studies of the PP populations in your Revita-1 feasibility and INSPIRE pilot studies. Please revise here and throughout the prospectus, as appropriate, to disclose (i) the number of patients who participated in the follow-up studies and (ii) whether the findings of improvements in glucose control through 24 months in the Revita-1 follow-up and reduced need for insulin through 18 months in the INSPIRE follow-up were statistically significant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 40, 119, 140, 151, 154 and 155 of Amendment No. 3.

*********

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Harith Rajagopalan, M.D., Ph.D., Chief Executive Officer, Fractyl Health, Inc.

Johan Brigham, Latham & Watkins LLP

Evan Smith, Latham & Watkins LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Alicia Tschirhart, Goodwin Procter LLP